SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             THE FIRST TRUST GNMA
                                      REINVESTMENT INCOME TRUST "GRIT",
                                      SERIES 86 AND SERIES 87


B.   Name of Depositor:               FIRST TRUST PORTFOLIOS L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              FIRST TRUST PORTFOLIOS L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                      CHAPMAN & CUTLER
                                      Attention:  Eric F. Fess
                                      111 West Monroe Street
                                      Chicago, Illinois  60603

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



             Preliminary Prospectus Dated November 15, 2002

          THE FIRST TRUST GNMA REINVESTMENT INCOME TRUST "GRIT",
                            SERIES 86 & SERIES 87


10,000 Units                            (A Unit Investment Trust)

     The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series.

     A  registration statement relating to the units of this Series  will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion
or  amendment.   Such  Units may not be sold nor  may  offer  to  buy  be
accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. (Incorporated herein by reference is the final prospectus for The First Trust GNMA "GRIT", Series 82 & Series 83 (Registration No. 333-87642) as filed on May 23, 2002, which shall be used as preliminary prospectus for the current series of the Fund.)



                           MEMORANDUM


   RE:  THE FIRST TRUST GNMA REINVESTMENT INCOME TRUST "GRIT",
                      SERIES 86 & SERIES 87

     The only difference of consequence (except as described below) between The First Trust GNMA Reinvestment Income Trust, "GRIT", Series 82 & Series 83, which is the current fund, and The First Trust GNMA Reinvestment Income Trust "GRIT", Series 86 & Series 87, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Trust and the statement of condition of the new Trust, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of The First Trust GNMA Fund, Series 1 (File No.
811-3969) related also to the subsequent series of the Trust.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the Series 82 & Series 83 prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Trust.


                CONTENTS OF REGISTRATION STATEMENT


Item A.   Bonding Arrangements of Depositor:

          First Trust Portfolios,  L.P. is covered by a Brokers'
          Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

Item B. This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Prospectus

          The signatures

          Exhibits


                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust GNMA Reinvestment Income Trust "GRIT", Series 86 & Series 87, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on November 15, 2002.

                              THE FIRST TRUST GNMA REINVESTMENT
                              INCOME TRUST "GRIT", SERIES 86 &
                              SERIES 87
                                     (Registrant)

                              By: FIRST TRUST PORTFOLIOS, L.P.
                                     (Depositor)


                              By:    Robert M. Porcellino
                                     Senior Vice President



                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen             Director           )
                           of The Charger     )
                           Corporation, the   ) November 15, 2002
                           General Partner of )
                           First Trust        )
                           Portfolios,  L.P.  )

Judith M. Van Kampen       Director           )
                           of The Charger     ) Robert M. Porcellino
                           Corporation, the   ) Attorney-in-Fact**
                           General Partner of )
                           First Trust        )
                           Portfolios,  L.P.  )

Karla M. Van Kampen-Pierre Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios,  L.P.  )

David G. Wisen             Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios,  L.P.  )


       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios,  L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.



                               S-3
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1 and 3.4 of the Registration Statement.


         CONSENT OF SECURITIES EVALUATION SERVICE, INC.

     The consent of Securities Evaluation Service, Inc. to the use of its name in the Prospectus included in this Registration
Statement  will  be  filed  as Exhibit 4.1  to  the  Registration
Statement.


CONSENT OF STANDARD & POOR'S RATINGS GROUP, A DIVISION OF MCGRAW-
                           HILL, INC.

     The consent of Standard & Poor's Ratings Group, A Division of McGraw-Hill, Inc. to the use of its name in the Prospectus included in this Registration Statement will be filed as Exhibit
4.2 to the Registration Statement.


                CONSENT OF DELOITTE & TOUCHE LLP

     The consent of Deloitte & Touche LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by Amendment.


                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust GNMA, Series 62 and subsequent Series effective December 19, 1991 among First Trust Portfolios, L.P., as Depositor, JPMorgan Chase Bank as Trustee,
      Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-44532] filed on behalf of The First Trust GNMA, Series 62).

1.1.1*Form  of Trust Agreement for Series 86 and Series 87  among
      First  Trust  Portfolios,   L.P.,  as  Depositor,  JPMorgan
      Chase Bank, as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4   Copy   of   Articles  of  Incorporation  of   The   Charger
      Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series
      18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6   Underwriter   Agreement  (incorporated  by   reference   to
      Amendment No. 1 to Form S-6 [File No. 33-43289] filed on behalf of The First Trust Combined Series 145).

2.1  Copy  of  Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5
2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1* Opinion of counsel as to legality of securities being registered.

3.3* Opinion of counsel as to New York income tax status of securities being registered.

3.4*  Opinion of counsel as to advancement of funds by Trustee.

4.1*  Consent of Securities Evaluation Service, Inc.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series
      18).

7.1   Power of Attorney executed by the Directors listed on  page
      S-3   of  this  Registration  Statement  (incorporated   by
      reference  to  Amendment  No.  1  to  Form  S-6  [File  No.
      333-76518] filed on behalf of FT 597).


________________________
*    To be filed by amendment.

                               S-6